UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 15, 2025, GH Research PLC (the “Company”) announced the acceptance of a Pharmaceutical Pipeline Presentation and late-breaking posters at the American Society of Clinical Psychopharmacology (“ASCP”) Annual Meeting, which is scheduled to take place from May 27-30, 2025 in Scottsdale, Arizona. A copy of the press release is exhibited hereto as Exhibit 99.1

The fact that this press release is being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the press release is being provided as of May 15, 2025, and the Company does not undertake any obligation to update the press release in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 15, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: May 15, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance